FirstSun Capital Bancorp

1400 16th Street, Suite 250

Denver, Colorado 80202

(303) 831-6704

March 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Re:	FirstSun Capital Bancorp (the “Company”)
Registration Statement on Form S-3
File No. 333-277804

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-277804) (the “Registration Statement”), of FirstSun Capital Bancorp. We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on Friday, March 15, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Brittany M. McIntosh of Nelson Mullins Riley & Scarborough LLP, by email at Brittany.mcintosh@nelsonmullins.com or by telephone at (864) 373-2326, or J. Brennan Ryan, by email at brennan.ryan@nelsonmullins.com or by telephone at (404) 322-6444.

Very truly yours,

/s/ Robert A. Cafera, Jr.

Robert A. Cafera, Jr.

Executive Vice President and

Chief Financial Officer